60 MONTH ADJUSTABLE RATE
NON-NEGOTIABLE PROMISSORY NOTE

THE NOTE EVIDENCED HEREBY HAS BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO THE SALE OR OTHER DISTRIBUTION THEREOF AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES OR "BLUE SKY" LAW. THIS NOTE MAY NOT BE OFFERED OR SOLD, TRANSFERRED, PLEDGED, ASSIGNED OR HYPOTHECATED EXCEPT AS PROVIDED HEREIN.

THIS NOTE IS BEING ISSUED TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(A) OF REGULATION D UNDER THE SECURITIES ACT, WHICH INVESTOR HAS DULY EXECUTED AND DELIVERED TO WAKEFERN FOOD CORP. A REPRESENTATION LETTER IN CONNECTION WITH THE ISSUANCE HEREOF.

VALUE RECEIVED: $10,000,000.00   Note No. 10282   DATE: February 15, 2014

FOR VALUE RECEIVED, WAKEFERN FOOD CORP., a New Jersey corporation ("Payor") hereby unconditionally PROMISES TO PAY to Village Supermarkets, Inc., ("Payee") in lawful money of the United States of America and in immediately available funds, the principal amount of Ten million and 00/100 dollars ($10,000,000.00) together with interest thereon as hereinafter provided.

      1.   <u>Payment</u>.   Payment of the unpaid principal balance of the Note shall be payable on **February 15, 2019.**

      2.   <u>Interest</u>.   Except as provided herein in the event of a permitted prepayment at the request of Payee as set forth in Section 3(c) hereof, interest shall accrue on the unpaid principal balance of this Note at the prime interest rate charged by Wells Fargo Bank, N.A. plus one and one quarter of a percent (1.25%) (the "Initial Interest Rate") and shall be payable quarterly on the last day of each March, June, September, and December and on the date on which this Note is paid in full, and shall be calculated on the basis of a 365-day year. Notwithstanding anything contained herein to the contrary, in the event of a permitted prepayment at the request of Payee as set forth in Section 3(c) hereof, interest shall accrue on the unpaid principal balance of this Note at the rate applicable to funds subject to the program established by Payor (as the same may be amended from time to time) for prepayment of weekly store statements billed by Payor to its members (the "Adjusted Interest Rate"), which Adjusted Interest Rate shall accrue on the unpaid principal balance of this Note from the date of the last payment of interest by Payor to Payee through that date which is the date of the day before the date that this Note is paid in full. In addition, immediately prior to prepayment of this Note pursuant to Section 3(c), the principal amount of this Note shall be reduced by an amount equal to the Early Withdrawal Adjustment. "Early Withdrawal Adjustment" shall mean an amount equal to the sum of all Adjusted Interest Payments. "Adjusted Interest Payment" shall mean, for each quarterly interest payment that shall have been made by Payor at the Initial Interest Rate (each, an "Initial Interest Rate Payment"), the amount equal to the excess of (i) the Initial Interest

Rate Payment made for such quarterly period over (ii) the amount of interest that would have been paid by Payor for such quarter at the Adjusted Interest Rate had the Adjusted Interest Rate been in effect at the time that such quarterly interest payment was made.

3.   Prepayment.

(a)   The Payor shall have the right at any time and from time to time, without penalty or premium, to prepay the whole or any part of the principal amount of this Note together with the accrued interest on the unpaid principal amount hereof.

(b)   In the event of Payee's death, permanent disability or withdrawal as a member or an affiliate of a member from Wakefern Food Corp., the outstanding principal amount of this Note together with the accrued interest on the unpaid principal amount hereof shall become due and payable on the initial due date or if previously extended, the subsequent due date.

(c)   Payee may, subject to the terms set forth in this Section 3(c), require Payor to prepay the remaining balance of this Note, provided that the funds to be received by Payee upon such prepayment are necessary for, and will be used by Payee to pay, (1) costs and expenses related to the renovation of a ShopRite store operated by Payee, but only to the extent that such costs and expenses are reasonably estimated to exceed $1.5 million, (2) costs and expenses related to the purchase or construction of a new ShopRite store by Payee, (3) costs and expenses associated with the settlement of income or estate taxes applicable to Payee, (4) payments to underfunded multi-employer pension plans to which Payee contributes or payments associated with Payee's withdrawal from any such plan or (5) financial obligations of Payee as they become due, to the extent that Payee would otherwise be unable to make such payments without receiving prepayment of funds pursuant to this Section 3(c). Payee may only request prepayment of the entire remaining balance of this Note pursuant to this Section 3(c), and no partial prepayment of this Note shall be permitted. If Payee elects to exercise its option to receive prepayment of this Note pursuant to this Section 3(c), Payee shall promptly provide Payor with written notice of this election, and Payor shall, within 10 business days of Payor's receipt of such notice, provide written notice to Payee that either (i) Payor will, within 90 days of Payor's receipt of Payee's notice, deposit into an account designated by Payee an amount in cash equal to the amount outstanding under this Note, as adjusted by the Early Withdrawal Adjustment described in Section 2 hereof, together with interest accrued on the outstanding principal amount of this Note at the Adjusted Interest Rate to the date of prepayment or (ii) Payor has determined that the conditions to prepayment set forth in this Section 3(c) have not been satisfied, and that prepayment is therefore not permitted pursuant to this Section 3(c).

4.   Payment Terms.   If any payment of this Note becomes due and payable on a day other than a business day, the maturity thereof shall be extended to the next succeeding business day and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension.

5.   Transferability.   Except as set forth in the immediately following sentence, Payee may not sell, transfer, pledge, assign or hypothecate this Note. Payee may assign this Note to Payor with the consent of Payor. Any attempted sale, transfer, pledge, assignment or hypothecation of this Note except as herein provided shall be null and void and of no effect.

6. Governing Law. This Note has been executed, delivered and accepted at Keasbey, New Jersey and shall be interpreted, governed by and construed in accordance with, the laws of the State of New Jersey.

WAKEFERN FOOD CORP.

By: Joseph S. Colalillo Chairman
Name and Title

Note No. 10282

By: [signature] SCE
Name and Title